ANNEX B

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

            THIS FIRST AMENDMENT (the "Amendment") to the Agreement and Plan of Merger (as hereinafter defined) is entered into by and among CPAC, Inc., a New York corporation ("Company"), Buckingham CPAC, Inc., a Delaware corporation ("Parent"), and Buckingham CPAC Acquisition Corp., a New York corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub").

            WHEREAS, Parent, Acquisition Sub and Company executed an Agreement and Plan of Merger, dated as of December 22, 2006 (the "Agreement and Plan of Merger" or "Merger Agreement"); and

            WHEREAS, the parties have determined that it is in their mutual best interest to amend the Merger Agreement as set forth herein.

            WHEREFORE, based on good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereby agree as follows:

1.	All capitalized terms used herein that are not otherwise defined herein shall have the meaning assigned to them in the Merger Agreement.
2.	Section 1.02(a) of the Merger Agreement is hereby amended by revising such section to read in its entirety as follows:

(a) The closing of the Merger (the "Closing") will take place at 10:00 a.m. on the earliest Business Day after satisfaction or waiver of the conditions set forth in Article V (but no later than the forty-fifth (45th) Business Day after satisfaction or waiver of the conditions set forth in Article V), at the offices of Chamberlain, D'Amanda, Oppenheimer, & Greenfield, LLP, unless another date, time or place is agreed to in writing between Parent and Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

3.	Section 6.01(b)(ii) of the Merger Agreement is hereby amended by revising such section to read in its entirety as follows:

(ii) if the Merger is not consummated on or before May 15, 2007 (the "Outside Date"); provided, however (A) that the right to terminate this Agreement pursuant to this Section 6.01(b)(ii) shall not be available to any party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement or required to be performed at or prior to the Closing Date has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Outside Date and such action or failure to perform constitutes a material breach of this Agreement; and (B) that neither Parent nor Company may terminate pursuant to this clause (b)(ii) if on such date all conditions in Article V shall have been satisfied; or

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4.

Except as specifically amended pursuant to this Amendment, the Merger Agreement remains in full force and effect in accordance with its terms. No reference to this Amendment need be made in any instrument or document making reference to the Merger Agreement, and reference to the Merger Agreement in any such instrument or document shall be deemed to be a reference to the Merger Agreement as amended hereby.

5.

This Amendment may be executed in one or more counterparts (including via facsimile), and by the different parties to this Amendment in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

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            IN WITNESS WHEREOF, the parties have executed this Amendment effective as of February 23, 2007.

BUCKINGHAM CPAC, INC.

By:	/s/ Shail Sheth
Name:	Shail Sheth
Title:	President

BUCKINGHAM CPAC ACQUISITION CORP.

By:	/s/ Shail Sheth
Name:	Shail Sheth
Title:	President

CPAC, INC.

By:	/s/ Thomas N. Hendrickson
Name:	Thomas N. Hendrickson
Title:	President and Chief Executive Officer

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